UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

 Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer Pursuant to Rule 13a-16 or 15d-16
Under the Securities Exchange Act of 1934

For the Month of May 2016

000-13248
(Commission File Number)

SCIVAC THERAPEUTICS INC.

(Exact name of Registrant as specified in its charter)

Gad Feinstein Rd.

POB 580

Rehovot, Israel 7610303

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover
Form 20-F or Form 40-F.

Form 20-F [X] Form 40-F [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by
Regulation S-T Rule 101(b)(7): ____

Consummation of the Merger

On May 6, 2016 (the “Closing Date”), SciVac Therapeutics Inc., a corporation organized under the laws of British Columbia (“SciVac” or the “Company”), completed its previously disclosed proposed acquisition of VBI Vaccines Inc., a Delaware corporation (“VBI”), pursuant to that certain Agreement and Plan of Merger, dated as of October 26, 2015, as amended by that certain First Amendment to Agreement and Plan of Merger, dated as of December 17, 2015 (as amended, the “Merger Agreement”), by and among SciVac, Seniccav Acquisition Corporation, a Delaware corporation and a wholly owned subsidiary of SciVac (“Sub”), and VBI. Pursuant to the terms of the Merger Agreement, on the Closing Date, Sub merged with and into VBI, with VBI continuing as the surviving corporation and as a wholly owned subsidiary of SciVac (the “Merger”).

At the effective time of the Merger (the “Effective Time”), each issued and outstanding share of VBI’s common stock, par value $0.0001 per share (“VBI Common Stock”), was converted into the right to receive common shares of SciVac, no par value per share (“SciVac Common Shares”), in the ratio of 0.520208 SciVac Common Shares for each share of VBI Common Stock (the “Exchange Ratio”). The Exchange Ratio gives effect to the 1:40 reverse split of SciVac Common Shares effected on April 29, 2016. In addition, each outstanding option or warrant to purchase a share of VBI Common Stock was converted into an option or warrant to purchase, on the same terms and conditions, a number of SciVac Common Shares (rounded down to the nearest whole share) equal to the product of (i) the number of shares of VBI Common Stock subject to such option or warrant multiplied by (ii) the Exchange Ratio at an exercise price per share computed by dividing the per share exercise price under each such option or warrant by the Exchange Ratio and rounding up to the nearest cent.

The foregoing description of the Merger Agreement is only a summary and is qualified in its entirety by reference to the full text of the Merger Agreement, which is attached as Annex A to SciVac’s Registration Statement on Form F-4 (File No. 333- 208761), originally filed with the Securities and Exchange Commission (the “Commission”) on December 23, 2015, as amended (the “SciVac F-4”).

Name Change and Exchange Listings

On the Closing Date, the Company changed its name to “VBI Vaccines Inc.” and received approval for the listing of the SciVac Common Shares on The Nasdaq Capital Market.

The SciVac Common Shares will commence trading on The Nasdaq Capital Market at the opening of trading on May 9, 2015 under the Company’s new name, VBI Vaccines Inc., and the ticker symbol VBIV.

Currently, SciVac is listed on the Toronto Stock Exchange (the “TSX”) under the symbol “VAC”. Effective as of the opening on trading on May 9, 2016, the Company will continue its listing on the TSX under its new name, VBI Vaccines Inc., and the new ticker symbol, “VBV”.

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Officers and Directors

In connection with the consummation of the Merger and pursuant to the terms of the Merger Agreement, each of Dr. Curtis A. Lockshin, Dmitry Genkin, Kate Inman, David Rector and Craig Edelstein resigned from the Company’s board of directors (the “Board”) and any committees of the Board on which he or she served. Additionally, Dr. Curtis A. Lockshin resigned from his position as Chief Executive Officer. In accordance with the Company’s governing documents, the Board appointed Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla to fill the Board vacancies left by the resigning directors. Consequently, the Board is currently composed of seven members: new directors Jeff Baxter, Steven Gillis, Scott Requadt, Michel De Wilde and Sam Chawla; and continuing directors Adam Logal and Steven D. Rubin.

Also in connection with the Merger, the current Board appointed Jeff Baxter to serve as President and Chief Executive Officer, David E. Anderson, Ph.D, as Chief Scientific Officer and Dr. Curtis A. Lockshin, as Chief Technology Officer. Mr. James J. Martin continues to serve as Chief Financial Officer.

For biographical information regarding each of the Company’s current directors and officers, including the newly-appointed directors and executive officers, please refer to the information included under the heading “SciVac Management Following the Merger” contained in the SciVac F-4, which biographical information is incorporated herein by reference.

New Principal Executive Offices

Effective as of the Effective Time, SciVac relocated its principal executive offices from Gad Feinstein Rd. POB 580, Rehovot, Israel 7610303, to 222 Third Street, Suite 2241, Cambridge, Massachusetts 02142.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SciVac Therapeutics Inc.

Date: May 6, 2016	By:	/s/ Dr. Curtis Lockshin
Dr. Curtis Lockshin
Chief Technology Officer

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